SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

GEOKINETICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

372910-10-9

(CUSIP Number)

Avista Capital Partners, L.P. 65 East 55th Street, 18th Floor New York, NY 10022 Telephone: (212) 593-6900 Attn: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Steven D. Rubin, Esq.

Gardere Wynne Sewell LLP

1000 Louisiana Street, Suite 3400

Houston, Texas 77002

May 10, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners, L.P. I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,990,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,990,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners (Offshore), L.P. I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,107,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,107,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,107,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners GP, LLC I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,097,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,097,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,097,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON PN

Item 1. Security and Issuer.

This Amendment No. 13 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”), as amended by the Amendment No. 1 thereto (“Amendment No. 1”) filed on October 5, 2006, the Amendment No. 2 thereto (“Amendment No. 2”) filed on December 15, 2006, the Amendment No. 3 thereto (“Amendment No. 3”) filed on May 15, 2007, Amendment No. 4 thereto (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 5 thereto (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 6 thereto (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 7 thereto (“Amendment No. 7”) filed on July 28, 2008, the Amendment No. 8 thereto (“Amendment No. 8”) filed January 9, 2009, the Amendment No. 9 thereto (“Amendment No. 9”) filed February 5, 2009, the Amendment No. 10 thereto (“Amendment No. 10”) filed December 9, 2009, the Amendment No. 11 thereto (“Amendment No. 11”) filed December 23, 2009 and the Amendment No. 12 thereto (“Amendment No. 12”) filed December 16, 2010 all filed by the same parties (the “Filing Parties”).

The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and/or Amendment No. 12.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Series B Preferred Stock Subscription and Exchange Agreement, by and among Geokinetics Inc. (“Company”), Avista, Avista Offshore, and Levant America S.A. dated May 9, 2012, among other things, the holders (“Series B Holders”) of the Company’s Series B Senior Convertible Preferred Stock (“Old Series B Preferred Stock”), exchanged their shares of Old Series B Preferred Stock for shares of the Series B-1 Senior Convertible Preferred Stock of the Company (“New Series B-1 Preferred Stock”) (the “Exchange”). The Exchange was consummated to resolve certain technical legal questions relating to the prior issuance of and/or amendment to certain shares of the Old Series B Preferred Stock and to ensure that full legal effect is given to prior agreements between the Company and the Series B Holders as more fully described in the Company’s Form 8-K filed May 11, 2012. In connection with the Exchange, the Company issued to the Series B Holders an equal number of shares of New Series B-1 Preferred Stock, the terms of which are consistent with the terms of the Old Series B Preferred Stock, in exchange for the Old Series B Preferred Stock held by the Series B Holders.

Item 5. Interest in Securities of the Issuer.

(a)

(1)	Avista may be deemed to beneficially own in the aggregate 7,990,833 shares of Common Stock, comprised of 2,266,340 shares of Common Stock, 258,998 shares of the New Series B-1 Preferred Stock which are convertible into 4,059,529 shares of Common Stock of the Company, and warrants to purchase 1,664,964 shares of Common Stock, collectively representing approximately 32.3% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,266,340 shares of Common Stock, 258,998 shares of the New Series B-1 Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants as a result of the relationships described in paragraph (b) (1) and (2) below.

(2)	Avista Offshore may be deemed to beneficially own in the aggregate 2,107,026 shares of Common Stock, comprised of 597,614 shares of Common Stock, 68,290 shares of New Series B-1 Preferred Stock which are convertible into 1,070,376 shares of Common Stock, and warrants to purchase 439,036 shares of Common Stock, collectively representing approximately 10.3% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 597,614 shares of Common Stock, 68,290 shares of the New Series B-1 Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants as a result of the relationships described in paragraph (b) (1) and (3) below.

(3)	Avista GP may be deemed to beneficially own in the aggregate 10,097,859 shares of Common Stock, comprised of 2,863,954 shares of Common Stock, 327,288 shares of New Series B-1 Preferred Stock which are convertible into 5,129,905 shares of Common Stock, and warrants to purchase 2,104,000 shares of Common Stock, collectively representing approximately 38.5% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,863,954 shares of Common Stock, 327,288 shares of the New Series B-1 Preferred Stock which are convertible into 5,129,905 shares of Common Stock, and 2,104,000 shares of Common Stock which may be acquired upon the exercise of warrants as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.

(b)

(1)	Of the 2,863,954 shares of Common Stock, 327,288 shares of the New Series B-1 Preferred Stock which are convertible into 5,129,905 shares of Common Stock, and 2,104,000 shares of Common Stock which may be acquired upon the exercise of warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avista holds of record 2,266,340 shares of Common Stock, 258,998 shares of the New Series B-1 Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants). Avista Offshore holds of record 597,614 shares of Common Stock, 68,290 shares of the New Series B-1 Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants). Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, New Series B-1 Preferred Stock and Common Stock which may be acquired upon the exercise of warrants (including the 2010 Warrants) owned of record by Avista and Avista Offshore.

(2)	Of the 2,266,340 shares of Common Stock, 258,998 shares of the New Series B-1 Preferred Stock, and 1,664,964 shares of Common Stock which may be acquired upon the exercise of warrants for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.

(3)	Of the 597,614 shares of Common Stock, 68,290 shares of the New Series B-1 Preferred Stock, and 439,036 shares of Common Stock which may be acquired upon the exercise of warrants for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.

Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of New Series B-1 Preferred Stock or warrants) not owned of record by it.

(c) Since the filing of Amendment No. 12, the Filing Parties have received the following shares of Old Series B Preferred Stock as quarterly dividend payments on shares of Old Series B Preferred Stock in the form of additional shares of Old Series B Preferred Stock, which has now been converted into New Series B-1 Preferred Stock.

Table I

Date of Dividend	Total Number of Shares Received by Avista and Avista Offshore	Number of Shares Received by Avista	Number of Shares Received by Avista Offshore
3/15/2011	7,071	5,596	1,475
6/15/2011	7,244	5,733	1,511
9/15/2011	7,421	5,873	1,548
12/15/2011	7,602	6,016	1,586
3/15/2012	7,786	6,162	1,624

(d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the New Series B-1 Preferred Stock, and the warrants held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated May 21, 2012

AVISTA CAPITAL PARTNERS, L.P.

By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated May 21, 2012

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.

By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated May 21, 2012

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: General Counsel